A+9 5|9|2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53267



02022718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 /09 /2001___ AND ENDING ___12/3/01___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Vantage Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1904 Barrington Pkwy___
                             (No. and Street)

___Papillion___   ___NE___   ___68046___ **PROCESSED**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT **MAY 0 9 2002**
Drew Miller   402- 339-2387
                                              (Area Code – Telephone Number)
                                            THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Hayes & Associates, L.L.C.___
                (Name – if individual, state last, first, middle name)

___105 N. 98TH St. Suite 200___   ___Omaha___   ___NE___   ___68114___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☑ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING — RECEIVED — MAY 0 6 2002 — WASH. D.C. — 155 — SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

A+9 5|9|2002

OATH OR AFFIRMATION

I, _Drew Miller_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Global Vantage Securities_ , as of _Dec 31_ , 20 _01_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Sandra J Prager

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Global Vantage Securities, Ltd.
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
For the period January 9, 2001 (date of inception)
through December 31, 2001

TABLE OF CONTENTS



HAYES & ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Global Vantage Securities, Ltd.

We have audited the accompanying balance sheet of Global Vantage Securities, Ltd. (a non-public corporation) as of December 31, 2001, and the related statements of income and cash flows for the period January 9, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Vantage Securities, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the period January 9, 2001 (date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 to 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hayes & Associates, LLC

Omaha, NE
April 23, 2002

Westroads Pointe • 1015 N. 98th St., Suite 200 • Omaha, Nebraska 68114 • 402.390.2480 TEL • 402.390.0885 FAX • www.hayes-cpa.com
North Office • 2510 N. 24th St. • Omaha, Nebraska 68110 • 402.455.2829 TEL • 402.455.1551 FAX



The CPA. Never Underestimate The Value.

Global Vantage Securities, Ltd
BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS
 Cash $ 13,963

OFFICE EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $104   940

SECURITY DEPOSIT   2,120

   Total assets $ 17,023

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
 Note payable $ 1,525
 Income tax payable   1,634
  Total current liabilities   3,159

STOCKHOLDER'S EQUITY
 Common stock, $1 par value, 1000 shares issued   1,000
 Additional paid in capital   9,100
 Retained earnings   3,764
  Total stockholder's equity   13,864

   Total liabilities and stockholder's equity $ 17,023

Global Vantage Securities, Ltd.
INCOME STATEMENT
For the period January 9, 2001 (date of inception)
through December 31, 2001

REVENUE
    Fees $ 66,019

EXPENSES

Bank charges	62
Dues and subscriptions	342
Fidelity bond fees	315
GVS California office	49,674
Marketing-prospecting	30
NASD fees	2,388
Office supplies	539
Postage and delivery	106
Professional development	30
Professional fees	5,001
Software	187
Telephone	417
Travel and entertainment	1,426
Depreciation expense	104
Income tax expense	1,634
Total expenses	62,255

NET INCOME   3,764

RETAINED EARNINGS, BEGINNING OF PERIOD   -

RETAINED EARNINGS, END OF PERIOD $ 3,764

Global Vantage Securities, Ltd.
STATEMENT OF CASH FLOW
For the period January 9, 2001 (date of inception)
through December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,764
Adjustments to reconcile net income to net cash provided		
by operating activities		
Depreciation		104
Increase in deposit		(2,120)
Increase in accounts payable		1,525
Increase in security income tax payable		1,634
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,907
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of equipment		(1,044)
Proceeds from issuance of common stock		1,000
Additional paid in capital		9,100
NET CASH PROVIDED BY FINANCING ACTIVITIES		9,056
NET INCREASE IN CASH		13,963
CASH, BEGINNING OF PERIOD		-
CASH, END OF PERIOD	$	13,963

Global Vantage Securities, Ltd.
NOTES TO THE FINANCIAL STATEMENTS
For the period January 9, 2001 (date of inception)
through December 31, 2001

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of Global Vantage Securities, Ltd. (the Corporation).

1.   Organization

The Corporation was incorporated under the Business Corporation Act in the State of Nebraska on January 9, 2001. The Corporation assists other businesses with mergers and acquisition. The Corporation receives retainer fees for assisting other businesses raise capital and a percentage fee on the capital raised.

2.   Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting for both financial reporting and federal income tax purposes. Revenue is recognized when earned and expenses are recognized when incurred. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates.

3.   Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

4.   Office Equipment

The Corporation depreciates office equipment using the straight-line method.

5.   Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Corporation considers highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

NOTE B.   RELATED PARTY TRANSACTIONS

At December 31, 2001 the Corporation had a note payable to the majority shareholder in the amount of $1,525. The note is to be paid back within twelve months and bears no interest.

NOTE C.   GVS CALIFORNIA OFFICE

The GVS California office consists of expense paid by the California office. These expenses include salaries, payroll taxes, consulting services, utilities, telephone, subscriptions, and other operating costs

Supplemental Information

Global Vantage Securities, Ltd.
Statement of Changes in Stockholders' Equity
December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 9, 2001 (date of inception)	$ 1,000	$ 9,100	$ -	$ 10,100
Net income for the year ended December 31, 2001	-	-	3,764	3,764
Balance, December 31, 2001	$ 1,000	$ 9,100	$ 3,764	$ 13,864

Global Vantage Securities, Ltd.
Computation of Net Capital
December 31, 2001

Balance, January 9, 2001 (date of inception)
     Common stock $ 1,000
     Additional paid-in capital   9,100
                                                    $ 10,100

Net income for the year ended December 31, 2001   3,764

Total stockholder's equity   13,864

Adjustments to net worth
     Fixed assets not readily convertible to cash   (940)
     Security deposit   (2,120)

Net capital, December 31, 2001 $ 10,804

Global Vantage Securities, Ltd.
Reconciliation of Net Capital
December 31, 2001

Balance, January 9, 2001 (date of inception)		
Common stock	$ 1,000	
Additional paid-in capital	9,100	
		$ 10,100
Net income for the year ended December 31, 2001		3,764
Total stockholder's equity		13,864
Adjustments to net worth		
Fixed assets (net of depreciation) not readily convertible to cash		(940)
Security deposit		(2,120)
Net capital, December 31, 2001		$ 10,804

Balance, December 31, 2001		
Clients unaudited computation of Net Capital		$ 12,098
Adjustments to arrive at audited Net Capital		
Add: accounts payable written off		3,504 A
Less: income tax payable booked		1,634 B
Fixed assets not readily convertible to cash		1,044
Security deposit		2,120
Balance, December 31, 2001, audited net capital		$ 10,804

A: Legal expenses recorded in client records adjusted upon audit.

B: Income tax payable and related expense for the year ended December 31, 2001 not recorded in client records.